JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

May 14, 2025

Mr. Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Mr. Worthington:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on April 23, 2025. The comments related to Post-Effective Amendment (“PEA”) No. 234 to the registration statement of the Trust, which was filed on March 7, 2025, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the Tuttle Capital No Bleed Tail Risk ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review. Email redlines of changed pages.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please clarify if there will be costs associated with the Fund’s hedging strategy even if minimal. If so, please explain in response why the name of the fund is not misleading if there is in fact going to be some “bleed” – i.e., expenses associated with the hedging strategy.

Response: The Trust declines to make any changes to the disclosure in response to the Staff’s comment as the Trust believes the current disclosure sufficiently discloses that there are expenses associated with hedging against “tail risk”, which the disclosure explains is referred to as the “bleed.” The Fund name is not misleading as the phrase “no bleed tail risk” is a common industry phrase used by traders to describe this particular investment and hedging strategy and is easily understood by market participants to be aspirational.

Mr. Timothy Worthington

U.S. Securities and Exchange Commission

May 14, 2025

2.	Comment: Please confirm the Fees and Expenses language is consistent with the relevant instructions in Form N-1A.

Response: The Trust confirms that the Fees and Expenses language is consistent with the instructions in Form N-1A.

3.	Comment: All subsidiaries should provide the following disclosure:

a.	Confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

b.	Confirm the subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

c.	Also, confirm that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Trust hereby confirms that the financial statements of the subsidiary will be consolidated with those of the Fund. The Trust confirms that the subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. The Trust also confirms that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

4.	Comment: In the Long Volatility Exposure (Hedging Component) disclosure in the Principal Investment Strategies section, please explain in plain English what VIX index options are and how investments in VIX options creates a hedge.

Response: The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: In the Long Volatility Exposure (Hedging Component) disclosure in the Principal Investment Strategies section, please clarify in plain English the meaning of the phrase “laddered approach.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

6.	Comment: In the S&P 500 Options Overlay (Income and Downside Exposure) disclosure in the Principal Investment Strategies section, please explain what “SPY put spreads” are in plain English.

Response: The Trust has revised the disclosure to address the Staff’s comment.

7.	Comment: In the S&P 500 Options Overlay (Income and Downside Exposure) disclosure in the Principal Investment Strategies section, please explain what “credit spreads” are in plain English.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Mr. Timothy Worthington

U.S. Securities and Exchange Commission

May 14, 2025

8.	Comment: In the S&P 500 Options Overlay (Income and Downside Exposure) disclosure in the Principal Investment Strategies section, the Staff notes that the phrase “call calendar spreads” is in bold font. Please supplementally explain why this text is in bold font or remove the bold font.

Response: The Trust has removed the bold font from the phrase “call calendar spreads.”

9.	Comment: In the Volatility Carry Management (Cost Mitigation Component) disclosure in the Principal Investment Strategies section, please explain the phrase “VIX put spreads (calendar structure)” in plain English.

Response: The Trust has revised the disclosure to address the Staff’s comment.

10.	Comment: In the Volatility Carry Management (Cost Mitigation Component) disclosure in the Principal Investment Strategies section, please explain the phrase “volatility term structure differences” in plain English.

Response: The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: The disclosure in first bullet point under the portfolio management process in the Principal Investment Strategies section states the “Fund may utilize quantitative risk assessment models.” Please disclose whether the Fund uses or controls its own proprietary AI models and algorithms or if it is handled by a third party. If it is handled by the Fund, please clearly state as such.

Response: The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: In the “Market Regime Identification” bullet under the portfolio management process disclosure, please explain how the Fund makes determinations of which of the three volatility regimes market conditions may be classified into and the significance of such determinations.

Response: The Trust has revised the disclosure to address the Staff’s comment.

13.	Comment: In the “Rolling & Rebalancing” bullet under the portfolio management process disclosure, please explain the phrase “significant decay” in plain English and its significance to the Fund’s strategy.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Mr. Timothy Worthington

U.S. Securities and Exchange Commission

May 14, 2025

14.	Comment: Please make more prominent the disclosure in the Principal Investment Strategies that states the “Fund is not intended to be profitable during normal market conditions and there is no assurance that a Tail Risk event will occur, or if one does occur, that the Fund will achieve returns during the Tail Risk event that are sufficient to overcome losses incurred during market conditions.”

Response: The Trust has made the disclosure more prominent by using bold font.

15.	Comment: Please define or explain the significance of the defined term “Reference Asset” in the ninth paragraph of the Principal Investment Strategies disclosure.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Please contact me at (913) 660-0778, or my partners J. Stephen King at (949) 245-2700 and Robert Rhatigan at (703) 215-8011, regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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